Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the year ended June 30, 2011 and incorporates certain information from the prior two fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2011. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is September 20, 2011. This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 22).

DESCRIPTION OF BUSINESS

The Company is exploring, developing and producing clean, renewable geothermally produced electric power, at properties in Nevada, Oregon and California. The Company evaluates other renewable power technologies, such as wind and solar, if they can complement the Company’s geothermal projects. Electricity can be generated using geothermal resources with conventional turbines using either flash systems or binary systems. In flash systems the turbines are driven by steam derived by flashing very hot geothermal brine and in binary systems by a lower-boiling-point working fluid, such as pentane or butane. This makes it possible to utilize lower temperature geothermal brine in binary systems. Cooled brine is re-injected into the reservoir where it is reheated to be used again, thereby creating renewable electric power.

Geothermal power plants use proven turbine technology to produce base load power for utilities and/or industrial consumers, particularly those located in states, such as Nevada, California and Oregon, with Renewable Portfolio Standards that require a minimum proportion of renewable power as part of their overall power supply. The Company’s view is that the demand for renewable power, as a result of increasing legislative requirements and environmental concern, is strong and will grow, from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as is, for example, wind and solar power).

The geothermal business offers low revenue risk as a result of public utility commitments to long term power purchase agreements (“PPAs”). Construction risk can be reduced by fixed price engineering, procurement and construction agreements, as long as they are available. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development as well as access to and the cost of capital for the large investments required in exploration, wellfield development and plant construction. The cost of exploration and development can be difficult to predict, due to variable reservoir characteristics such as the size, permeability, porosity and potential for temperature and / or pressure change. The Company is focussed on US development to capitalize on strong government support and a stable political environment. The Company and/or its wholly owned US subsidiaries hold leases on seven properties: Blue Mountain, Pumpernickel, Edna, and North Valley, all located in Nevada, and New Truckhaven, East and South Brawley, all located in California’s Imperial Valley. The Company also holds a 50% interest in a Crump Geyser joint venture with Ormat Nevada Inc. (“Ormat”), Crump Geothermal Company (“CGC”).

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

OVERALL PERFORMANCE

The Company is presently focused on the operation, further development and refinancing of its Blue Mountain project and developing its pipeline of projects, particularly if it may benefit from government incentives such as the 2009 American Recovery and Reinvestment Act (“ARRA”). The ARRA currently presents an opportunity, as long as program requirements are met, for a 30% investment tax credit (“ITC”) and an option to elect a cash grant in its place for certain project capital costs, if qualifying investments are made by December 31, 2011 (amended from December 31, 2010) and if operations are commercial by December 31, 2013. The Company is aware of efforts to extend the commercial operation deadline for a 30% ITC through 2016, without which geothermal projects are eligible for a 10% ITC. An extension requires US Congress approval.

During the quarter ended December 2010, the Company announced a 50/50 joint venture, CGC, at its Crump property with Ormat Nevada Inc. (“Ormat”), under which Ormat provides financing and project management. Ormat is owned by Ormat Technologies Inc., a major NYSE listed (symbol “ORA”) vertically-integrated company primarily engaged in the geothermal and recovered energy power business. Ormat Technologies Inc. designs, develops, owns and operates geothermal and recovered energy-based power plants around the world and has more than four decades of experience in the development of environmentally-sound power, primarily in geothermal and recovered-energy generation. CGC completed a deep, full-size development well at the Crump Geyser property during the last six months of this financial year. It did not encounter commercial temperatures, but did intersect permeability that may allow it to be used for injection. A follow-up drilling program began during the fourth fiscal quarter. One well was drilled before year end and another is planned prior to the end of September. Additional development well permits have been requested and are in the approval process.

During the 4th quarter the Company continued assessment of its Pumpernickel Valley project, planned confirmation drilling at its North Valley property and, in addition, purchased three properties in California’s Imperial Valley from Iceland America Energy (“IAE”) for approximately $680,000 cash and 6,074,069 shares, of which approximately 5 million shares were issued to Reykjavik Energy Invest hf, a subsidiary of the City of Reykjavik's geothermal utility Orkuveita Reykjavikur (Iceland) who became a significant owner of the Company. Field assessment, feasibility studies, permitting and PPA work are in progress at the purchased properties.

On October 29, 2009, the Company was granted $1.8 million for the Crump Geyser Geothermal Project and $1.6 million for the North Valley Geothermal Project from the United States Department of Energy (“DOE”). The grants reimburse approximately 50% of overall Company expenditures for qualifying exploration work, with phase I expenditures reimbursed at 80% and later expenditures at a lower rate. The Company and DOE have agreed to transfer the North Valley grant to Pumpernickel Valley and Ormat has been designated a subcontractor under its Crump contract. As a result the Company anticipates CGC will be able to take advantage of the grant.

At Blue Mountain, the Company’s nameplate 49.5 MW (gross), 38.8 MW (net) power plant, owned by its subsidiary NGP Blue Mountain I LLC (“NGP I”), has been operating commercially since October 10, 2009. The plant currently produces an annual average of approximately 46 MW (gross), 35 MW (net), however without additional injection and/or production wells, modelling suggests reservoir temperatures will gradually decline. Consequently, one of the terms of its loan agreement with John Hancock Life Insurance (“John Hancock”) and DOE requires the Company to constrain power production to the NV Energy (“NVE”) PPA minimum (35 MW (net) in 2011 declining 3% per year) until third party consultants provide a satisfactory resource report supporting higher production.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

The predicted temperature decline results from injection wells that are too close to production wells to provide time to re-heat recycled brine. The solution is more distributed injection, further from the current production wells. During the fourth calendar quarter of 2010 and the first calendar quarter of 2011, the Company completed drilling of two injection test wells to the south of the production field (wells 86-22 and 34-23). The wells showed marginal permeability associated with a weak thermal zone and are not connected to the plant at this time. Since there was no increase in injection or production capability, the Company is continuing wellfield optimization, testing and stimulation, which it believes will result in plant output above the PPA minimum, consistent with its current forecast of 35MW declining 2.5% per year. Well 86-22, along with previously drilled, sub-commercial well 38-14, have been stimulated by cold water injection and oil field fracturing techniques and to date these efforts have only been partially successful. Next steps include connecting 58A-15 and 38-14 as injection wells, and stimulation and testing of wells 89-11 and 34-23 to be completed as injectors if appropriate. New deep drilling may be done in future years on additional reservoir targets. Test results to date are being incorporated into an updated reservoir model that will be used for forecasting covenant compliance and to support an effort to issue tax assisted debt and partially pay down the more expensive EIG Global Energy Partners (“EIG” was formerly Trust Company of the West) loan.

Financing for the Blue Mountain project is comprised of a mezzanine loan, with a current balance of approximately $91.3 million, provided by EIG - a major Washington DC based investment management firm - and approximately $93.2 million senior debt provided by John Hancock. The John Hancock loan is supported by a DOE Financial Institutions Partnership Program (“FIPP”) guarantee. The FIPP program, supported by the 2009 ARRA, is designed to facilitate long term financing for renewable energy development projects using commercial technology and applies to up to 80 percent of the loan amount. The Company is also the beneficiary of approximately $65.7 million awarded by the US Treasury under the 2009 ARRA program, a program that augmented production tax credits that were difficult to monetize following the financial crisis. Approximately $7.9 million of the US Treasury grant was received during July 2011, and the Company intends to use the proceeds primarily to repay a portion of the EIG loan. To further repay the EIG loan, the Company has engaged Marathon Capital to help raise tax assisted financing.

During the fourth quarter, power production averaged approximately 44 MW (gross) 34 MW (net). Power output varies with seasonal temperature variation (lower in summer) and as at June 30, 2011 the Company maintains its outlook for power production and still believes the most reasonable annual outlook, following planned injection well completions, is 35 MW (net) declining approximately 2.5% per year. To fully achieve its forecast, the Company is dependent on connecting previously tested wells 58A-15 and 38-14 and establishing 89-11 (or alternatively 34-14) as an injection well. Assuming success of the planned well field work, the Company remains unable to service the EIG loan for its full loan term. If the Company is unable to increase power production sufficiently, a restructuring of the EIG loan will be required to maintain compliance with loan terms. As at June 30, 2011 and as at the date of these financial statements, the outcome of these activities is unknown and subject to considerable uncertainty. No cash from the Blue Mountain project, other than payment for services provided, is available to the Company until the EIG loan balance is paid down to a target level as defined in the agreement, which was $64.8 million at June 30, 2011. Under current loan terms, the Company anticipates breaching the EIG debt service coverage ratio (“DSCR”) covenant at December 31, 2011. At that time, EIG is expected to be in a position to place the Company in default under the current terms of the loan. If the loan is placed in default it could result in the loss of the Company’s equity interest in the Blue Mountain project. The Company remains dependent on its available cash and its ability to continue to raise funds to support corporate operations and the development of other properties.

During the fourth quarter the Company repaid approximately $1.7 million of the John Hancock loan and deferred approximately $3.1 million interest on the EIG loan, increasing the EIG loan balance

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

until, subsequent to the year-end, the Company made an interest payment of approximately $3.0 million on the EIG loan from cash included in the year-end cash balance.

RESOURCE PROPERTY INTERESTS

As at June 30, 2011, the Company’s resource property interests were comprised of the following:

1)	Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 18 square miles (11,319 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the property. At the property, a shallow thermal anomaly covers 10 km² (4 mi²). Royalty payments comprise approximately 1.2% of revenue, rising to approximately 1.8% in 2020.

On October 10, 2009, the Company declared substantial completion of its power plant at Blue Mountain and began operation. Since start-up, the Company has completed several additional wells including successful injectors 58-11 and 91-15 and is continuing in its effort to optimize and increase power production. Injection drilling, funded by the John Hancock/DOE loan, has been completed at wells 86-22 and 34-23, encountering limited permeability. Wells 86-22 and 38-14 were low-pressure, cold-water-injection and propellant stimulated during the quarter and the permeability modestly improved at well 38-14. Well 34-23 underwent a clean out operation in preparation for injection testing and it was determined that, when the well is pressured up, fluids can leak upwards to the surface between the intermediate and the production casing strings. Remedial work plans are being developed. Well 89-11 will also undergo a clean out operation following which both wells 34-23 and well 89-11 will be stimulated and injection tested. Wells 58A-11, 38-14 and 89-11 (subject to tests) are planned to be connected for injection in the near term.

The Company believes that additional reservoir drilling targets exist to the north and west of the existing well field based on geologic information and geophysical surveys.

Blue Mountain Wind Project

Although the Company's business mandate and primary focus will continue to be on new geothermal power development, the Company is assessing the feasibility of developing a wind project to take advantage of wind in Desert Valley adjacent to Blue Mountain, readily available land with excellent road access, existing project infrastructure and excess power line capacity connecting the site to the power grid.

The Company has acquired lease options and wind development rights on 11 square miles of undeveloped private land in central Desert Valley immediately west of the Blue Mountain Geothermal Project. Two widely-spaced wind measurement towers, SoDAR measuring equipment, data logging and satellite data transmission equipment were installed in January, 2011 to determine wind velocities and other characteristics throughout the next 12 months. If a wind power project sized to be compatible with projected future geothermal development at Blue Mountain is determined to be feasible, it could be developed within the time frame necessary to qualify for a 30% federal ITC/Tax Grant. Results to date indicate steady wind that is commercially marginal.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

2)	Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 10 square miles (6,942 acres). The project is located approximately 48 km (30 miles) east of the town of Winnemucca. A 19 km (12 mile) transmission line is required to connect the property to the 120kV line at the Kramer Hills substation to the north. A portion of the leases was transferred from Ormat under an agreement that provides the Company preferred power plant equipment pricing, provides Ormat a right of first refusal to supply the equipment, and provides Ehni Enterprises Inc. an overriding royalty of 0.5% of revenue.

Previous work on the property dates back to 1974 when Magma Power Company drilled a 920 meter (3,071 ft) hole offsetting the hot springs and intersecting fault structures bearing geothermal fluid at depth. The temperature on the bottom was reported to have been 135°C (275°F) with the last 90 meters (300 ft) having a thermal gradient of 160°C/km. Resistivity, seismic, gravity and magnetometer surveys have been completed over all the leased land to define specific drill targets. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate a maximum geothermometry of 220°C (428°F). Current drilling targets are expected to be in the 170°C (338°F) range. Seven thermal gradient wells were completed between 2005 and 2008. Several of these wells revealed temperature gradients higher than 100°C/km outlining a strong thermal anomaly over a large area. The Company has three development size wells recently permitted (68-4, 64-4, and 45-4) on private land.

Phase I and II Transmission Interconnection Studies are complete and the Company is in the queue for necessary transmission rights. In late 2010 construction of a development well pad was completed and conductor casing was installed in the wholly private, south half of section four. Work has been ongoing in preparation for future drilling, including procuring BLM rights of way and preparing plans of operation. A DOE grant was successfully transferred from North Valley to Pumpernickel Valley, and we have recently completed the final award transfer documentation. DOE-funded work will begin with permitting activities and National Environmental Policy Act (“NEPA”) review, including environmental and archaeological surveys. These initial permitting requirements are expected to lead to sub-soil gas sampling by approximately mid 2012.

3)	North Valley Project – Washoe and Churchill Counties – Nevada

The Company has a total of 10 square miles (6,273 acres) of both private land and federal land including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Geophysical surveys and approximately 20 Phillips Petroleum drill holes from the early 1980’s have outlined a large thermal anomaly with gradients over 200°C/km over 26 km² (10 mi²). The Company was awarded approximately $1.6 million matching funds from the US DOE and this support was transferred to Pumpernickel Valley during March. Rights of way approval were granted by the BLM in July and an exploration well was completed during August 2011, providing additional information on the property’s geology and anomalous subsurface temperature regime.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

4)	Crump Geyser Geothermal Project – Lake County – Oregon

The Company has signed a 50/50 Joint Venture Letter Agreement with Ormat to develop a binary geothermal power plant, up to 30 MW, at Crump Geyser in Oregon. The project is intended to be completed in 2013 to be eligible for a 30% federal ITC grant.

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon, and consists of leases totalling 11 square miles (7,205 acres) of private land. The private leases are subject to a royalty of 3.5% of gross revenues and a third party consulting firm has estimated a 40 MW (net) geothermal resource (90% probability). Environmental studies and a NEPA review by the DOE are complete and support DOE authorization to proceed to Phase II drilling as is discussed below. The program is expected to be partially funded by an approximately $1.8 million matching grant from the US DOE under the ARRA.

A development test well completed to 5,000 feet in early 2011 has undergone production and injection tests. It did not encounter commercial temperatures (maximum temperature 130ºC, 265ºF), but did intersect permeability that may allow it to be used for injection. Discovery of pre-existing temperature gradient data has obviated the need for further thermal gradient hole drilling. A Phase I report has been approved by DOE, and approval to move to Phase II drilling has been granted. Ormat completed the first exploration well (well 38-34) to 3000 feet in June 2011. Plans to drill a second well (35-34), which is anticipated to be funded through the DOE program, are being finalized, and drilling is expected to start by September, 2011. A third slim well site has been permitted and may be drilled in conjunction with the DOE program. Five full-size well sites have also been permitted with the Oregon Department of Geology and Mineral Industries (“DOGAMI”) with final authorization pending approval from the Army Corps of Engineers. Additionally, a “push-core” shallow temperature survey of approximately twenty sites down to approximately 200 feet depth is being permitted to better define the reservoir extent.

5)	Edna Mountain Project – Humboldt County - Nevada

The Company acquired federal geothermal leases covering an 11 square mile (7,072 acre) parcel of land on Edna Mountain during the 2010 financial year. It is located a few miles northeast of the Pumpernickel Valley project, two miles south of interstate Highway 80 and nine miles west of the Valmy coal-fired power plant owned by NVE and Idaho Power.

Field exploration and other research indicates a favourable geological and structural setting, significant evidence of past and present hydrothermal activity associated with extensional faulting, and a thermal anomaly indicated by two geothermal prospect wells that is significantly larger than previously recognized.

An exploration program has been planned that will include detailed geological mapping, an extended two-meter probe survey, geophysical surveying and thermal gradient drilling. The Company is currently evaluating the stipulations attached to BLM permits, and a Notice of Intent has been filed and approved to perform a 2-meter temperature probe, planned for fall, 2011.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

6)	New Truckhaven Project – Imperial Valley - California

The Company acquired Federal and private leases covering a 9.3 square mile (5949 acre) parcel of land in the Imperial Valley, California from IAE during the second calendar quarter of 2011. The property is located on the west side of the Salton Sea in a largely undeveloped area accessible by Highway 86 and within a few miles of transmission lines.

The Imperial Valley is one of the world's premier geothermal areas and the New Truckhaven property covers a broad thermal anomaly identified in 1500-ft deep gradient holes and two deep production test holes. Previously drilled test wells found temperatures from 350-375°F (177-190°C). During the remainder of 2011 NGP will define future production and injection drilling targets and make applications for confirmation/development drilling permits, water requirements, transmission line access, and bid for PPAs as part of an overall feasibility study. The project, assuming it proceeds, is not expected to begin producing power prior to the current 30% ITC/grant expiration date, December 31, 2013.

7)	East Brawley Project – Imperial Valley – California

The Company also acquired from IAE private geothermal leases covering a six square mile (3843 acre) parcel of land at East Brawley, California. The leases are part of the centre of a thermal anomaly immediately south of recent drilling by Ram Power at its Orita project. Commercial productivity has been demonstrated in several deep wells. The existing wells on the East Brawley property report temperatures between 500-580°F (250-304°C). Ram Power released test results from the Orita-2 well, located 1/2 mile north of the East Brawley property: the well was reportedly tested at 8-10 MW with resource temperatures of 570°F (299°C).

During the remainder of 2011 NGP will commence work for well permits and complete geothermal reservoir and power plant scoping studies.

8)	South Brawley Project – Imperial Valley – California

The Company also acquired from IAE a 50% leasehold on three square miles (1920 acres) of private land at the South Brawley geothermal area. NGP will determine if a secure land position can be established. No physical work is planned in the immediate future.

SELECTED ANNUAL INFORMATION

	Year ended	Year ended	Year ended
	June 30, 2009	June 30, 2010	June 30, 2011
Revenue	$-	$11,839,010	$24,856,817
Net loss	5,088,760	17,981,451	8,606,976
Net loss per share (basic and diluted)	0.05	0.19	0.08
Total assets	222,810,846	187,273,781	193,052,603
Total short-term liabilities	175,561,911	156,951,454	6,430,542
Total long-term liabilities	4,706,155	4,532,691	156,790,213
Cash dividends declared per share	-	-	-

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

The Company completed construction of its Blue Mountain ‘Faulkner 1’ geothermal power plant during the second quarter of the 2010 fiscal year. Subsequent to the plant start up, revenue has been recognized in the income statement, and most interest on borrowings has been expensed, rather than being capitalized, leading to an increase in the net loss of the Company in 2010. During 2011, the plant was operating at commercial levels throughout the year, and the 14% EIG loan was partially repaid in September 2010 from funds raised as part of a 4.14% loan with John Hancock, thereby reducing the interest expense. The net loss for the year ended June 30, 2011, includes a non-cash change of estimate adjustment gain of $3.5 million as well as a non-cash gain of $2.7 million on the revaluation of the cash settled option to zero.

Total assets reflected on the balance sheet decreased in 2010 with the receipt of a cash grant of $57.9 million under Section 1603, Division B of the ARRA of 2009 in respect of the Blue Mountain project. This cash grant was applied to property, plant and equipment for accounting purposes, and was used to fund a repayment of $28.9 million on the EIG loan, as well as further work on the Blue Mountain project.

As at June 30, 2009 and June 30, 2010, the Company was not in compliance with the terms of the EIG loan, and accordingly the full loan balance was disclosed as short-term. As at June 30, 2011, the Company was in compliance, and accordingly the full loan balance was recorded as long-term, as the contractual terms of the loan allow the Company to make interest payments only until maturity.

RESULTS OF OPERATIONS AND FINANCIAL SUMMARY

1)	Results for the year ended June 30, 2011

	Year ended	Year ended	Variance	%
	June 30, 2011	June 30, 2010
Net power production (MWh) *	303,450	182,618	120,832	66%
Revenue	$24,856,817	$11,839,010	$13,017,807	110%
Gross margin	12,592,905	4,184,342	8,408,563	201%
Operating expenses	(5,675,141)	(4,921,965)	(753,176)	15%
Operating profit (loss)	6,917,764	(737,623)	7,655,387	(1038%)
Net loss	(8,606,976)	(17,981,451)	9,374,475	(52%)
Net loss per share (basic and diluted)	(0.08)	(0.19)	0.11	(58%)
Cash from (used in) operating activities	1,552,323	(7,534,974)	9,087,297	(121%)
Cash (used in) from investing activities	(18,594,619)	20,303,391	(38,898,010)	(192%)
Cash from (used in) financing activities	19,412,914	(8,785,821)	28,198,735	(321%)

*	Information for the year ended June 30, 2010 includes power production prior to substantial completion of the Blue Mountain plant.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended March	ended June
	September	December 31,	31, 2011	30, 2011
	30, 2010	2010
Revenue	$6,857,017	$5,779,830	$6,326,960	$5,893,010
Gross margin	3,357,544	2,958,119	3,594,286	2,682,956
Gross margin %	49%	51%	57%	46%
Non-operations revenue (included above)	1,000,000	7,000	10,760	10,314
Depreciation and amortization included in direct cost of energy production	1,780,417	1,727,336	1,797,421	1,791,656
Gross margin % excluding depreciation, amortization and non-operations revenue	71%	81%	85%	76%

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

Power production for the year ended June 30, 2011 averaged 45 MW (gross), 35 MW (net). Power production is normally highest during the colder months of the year due to increased plant efficiencies. This is reflected in higher gross profit margins during winter months since the majority of the direct costs of energy production do not vary with production. The year ended June 30, 2011 is the first full year that the Company’s Blue Mountain geothermal plant has been in full operation and includes the effect of a seven day maintenance outage during November 2010 and a pump malfunction during July 2010. The year ended June 30, 2010 includes the revenue generated during the first eight months after the substantial completion of the plant, a period during which the Company was still ramping up production. An electrical incident during January 2010 also shut down production for several weeks during January and February 2010, negatively impacting revenue and profitability for the 2010 financial year. A settlement regarding this incident was reached during the quarter ended September 2010, and $1.0 million is included in revenue for the 2011 financial year relating to this settlement.

Gross margin, before taking into account depreciation and amortization, and excluding non-operations revenue, amounted to $18.6 million (78%) for the year, compared to $9.1 million (77%) for the comparative period. Direct cost of energy production for the year included $528,789 expensed in respect of the Company’s recent wellfield testing program, as well as significant repairs and maintenance following the pump malfunction in July.

Operating expenses, which are comprised of general and administrative expenses and resource property expenses (incurred at the Company’s development properties) increased from $4.9 million in 2010 to $5.7 million in 2011, an increase of 15%. Whilst the increase can partly be explained by the rise of the Canadian dollar (at 2010 exchange rates, the increase would have been only 11%), the increase arose predominantly because of higher stock-based compensation expense (an increase of $316,315) and resource property costs (which increased to $148,315 due to increased site investigation work and payments made under lease contracts).

Blue Mountain revenue and the proceeds of the John Hancock loan have funded Blue Mountain expenses, further investment in the Blue Mountain wellfield, and repayment of principal and interest to EIG and John Hancock. The Company has used its additional cash primarily to continue development of its property pipeline, other than Blue Mountain, to purchase the assets of IAE and to fund ongoing corporate expenses. On a consolidated basis, after paying both Blue Mountain and Corporate expenses, as well as paying John Hancock interest and repaying principal the Company did not generate sufficient cash to fully pay EIG interest and consequently the EIG loan balance is growing. Operating cash generation of $1.6 million results, in part, from deferral of $5.5 million EIG loan interest that was added to the EIG loan balance. The John Hancock/DOE guaranteed loan proceeds funded primarily repayment of the EIG loan and further development of the Blue Mountain resource.

The cash invested in resource property interests of $3.3 million focused on the Crump Geyser project being developed as a joint venture and was largely funded by Ormat. The Company also closed the $98.5 million John Hancock financing during September 2010, setting funds aside for the Blue Mountain drilling program, predominantly relating to the drilling and subsequent testing and stimulation program at Blue Mountain, and repaying a portion of the EIG loan. A private placement during September 2010 raised net proceeds of $9.5 million, to be used to fund general corporate expenses and future operations and project development at the Company’s other resource properties. The comparative period included the substantial completion of the Blue Mountain plant, and the receipt of a $57.9 million cash grant from the US Department of Treasury, which was used in part to fund a repayment of the EIG loan.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net (loss) profit	Net (loss) profit per share
			(Basic and diluted)

Quarter ended
June 2011	$5,893,010	$(2,683,956)	$(0.02)
March 2011	6,326,960	(1,425,757)	(0.01)
December 2010	5,779,830	20,231	0.00
September 2010	6,857,017	(4,517,498)	(0.05)
June 2010	6,231,221	(3,679,944)	(0.04)
March 2010	2,963,744	(5,664,233)	(0.06)
December 2009	2,644,045	(6,801,687)	(0.07)
September 2009	Nil	(1,835,587)	(0.02)

Prior to start up of the Blue Mountain power plant, the Company’s net loss arose primarily from the activities of its corporate head office. The Blue Mountain power plant began operating during the quarter ended December 2009. The quarter ended March 2010 was negatively affected by the electrical plant outage referred to above. The quarter ended September 2010 includes a portion of the settlement in respect of the electrical incident, but was also negatively affected by a pump replacement. The quarter ended December 2010 was favourably affected by non-cash gains (approximately $3.6 million) associated with deferring loan costs and reducing the value of the cash settled option that resulted from a downward revision of the longer term forecast of power production at Blue Mountain. The quarter ended March 2011 includes a non-cash gain of $901,186 on the revaluation of the cash settled option. The quarter ended June 30, 2011 includes a further $1.1 million non-cash gain on revaluation of the cash settled option. Observable trends in the quarterly information presented may not be meaningful.

FOURTH QUARTER

Results for the quarter ended June 30, 2011

	Quarter ended	Quarter ended	Variance	%
	June 30, 2011	June 30, 2010
Net power production (MWh)	74,621	80,434	(5,813)	(7%)
Revenue	$5,893,010	$6,231,221	(338,211)	(5%)
Gross margin	2,682,956	3,688,529	(1,005,573)	(27%)
Operating expenses	(1,622,172)	(1,823,720)	201,548	(11%)
Operating profit (loss)	1,060,784	1,864,809	(804,025)	(43%)
Net loss	(2,683,952)	(3,679,944)	995,992	(27%)
Net loss per share (basic and diluted)	(0.02)	(0.04)	(0.02)	(50%)
Cash from (used in) operating activities	2,713,320	(1,727,170)	4,440,490	(257%)
Cash (used in) from investing activities	(863,743)	(2,266,548)	1,402,805	(62%)
Cash used in financing activities	(1,718,111)	741,483	(2,459,594)	(332%)

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

Power production for the fourth quarter was seven % lower than power production in the fourth quarter of the 2010 financial year, and six % below power production for the third quarter due to a lower supply amount specified for the month under the PPA with NVE, as required by our lenders. Operating expenses were reduced from 2010 levels, primarily due to lower legal costs. Positive cash flow from operations was the result of the timing of an interest payment made subsequent to year end in July 2011. Investing activities include the conclusion of the purchase of the Imperial Valley projects in California.

TRANSACTIONS WITH RELATED PARTIES

As at June 30, 2011, a total of $44,796 (2010 - $68,040) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand. The financial statements also include a total of $7,734 (2010 – nil) due from CGC.

During the year ended June 30, 2011 the following were paid to or accrued for directors, companies controlled by directors of the Company and amounts invoiced to CGC:

	2011	2010	2009
Directors’ fees	$93,164	$72,055	$77,702
Consulting expense, including success fee (directors)	758,828	351,484	1,184,131
Consulting revenue (CGC)	28,074	-	-

Consulting costs for 2011 primarily resulted from success fees paid to a director of the Company in terms of an agreement that had been in place in connection with successfully arranging the Company’s John Hancock loan.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2011, the Company has provided, as operating security, $3.8 million in letters of credit to NVE under the revised terms of the 20-year PPA. NVE letters of credit are cash collateralized by deposits at Bank of the West, a US bank.

Under the terms of its loan with John Hancock the Company has provided reserve funds (included in restricted cash) of approximately $8.4 million for a debt service reserve, as well as reserves for drilling expenditure, plant maintenance and property tax. Under the John Hancock loan terms if the DSCR falls below 1.45 the Company must fund a third party approved plan to restore the coverage ratio, either from higher power production or loan repayment.

Following the PPA Commercial Operation Date (“COD”), on November 20, 2009, the Company has an obligation to pay NVE its replacement power cost above the PPA price, for any shortfall in the supply of power and/or Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event, such as the January 2010 electrical failure, or an NVE emergency.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration.

On November 1, 2010, the Company announced it had entered into a letter agreement under which the Company and Ormat intend to enter into a joint venture agreement to develop the Crump Geyser project, as more fully discussed in the financial statements and elsewhere in this document.

On February 23, 2011, the Company announced it had signed an agreement giving the Company the exclusive right to purchase 100% ownership of IAE's geothermal assets comprised of the geothermal leases at New Truckhaven, East Brawley and South Brawley Projects in the Imperial Valley, Southern California. The Company paid approximately $680,000 in cash and issued 6,074,069 shares in consideration of closing this transaction at May 31, 2011.

The Company will continue to assess opportunities as they arise.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future. The most significant areas of estimation are the following:

1)	Estimates of the useful lives and residual values of property, plant and equipment

Depreciation of property, plant and equipment is a material expense, and changes in the estimates of useful lives could materially impact the financial statements. The actual lives of assets can vary depending on a variety of factors, including technical innovation and maintenance programmes.

2)	Assumptions made around estimated future cash flows relating to the long-term liabilities

The Company has determined that it is not possible to make a reliable estimate of the expected cash flows associated with the EIG loan. Accordingly the Company has continued to use the forecast that was in place when the last reasonable estimate was possible.

3)	Assumptions made as a part of the fair value calculations for the cash settled option

The Company has historically used a valuation model to determine the value of the cash settled option. The model includes many variables that are subject to significant uncertainty. As at June 2011, the Company recorded the cash settled option at zero, since, under the Company’s current power production forecast, the Company is not able to service the EIG loan for the full loan term.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

4)	The calculation of the fair value of the asset retirement obligation

The calculation of the asset retirement obligation includes estimates regarding the expected cost of settling obligations that arise when assets are retired, which can change due to factors such as changes in regulatory requirements. The amount recorded is also affected by estimates regarding the timing of the obligation.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company made the following changes to its accounting policies during the year ended June 30, 2011:

1)	CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments

Under the Company’s previous accounting policy for stock-based compensation, the Company accrued compensation costs in respect of share options granted during the period based on the assumption that all instruments subject only to a service requirement will vest. The effect of actual forfeitures was recognized as they occurred.

During the year ended June 30, 2011, the Company changed its policy to base accruals of compensation cost on the best available estimate of the number of options or other equity instruments that are expected to vest and to revise that estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

Prior to the year ended June 30, 2010, the Company had not had any options forfeited, and accordingly an estimate of no forfeitures was reasonable for all options granted prior to the most recent grant. The change in the accounting policy will allow for the effect of the recent increase in forfeitures to be incorporated into the determination of the stock-based payment expense, and will accordingly give rise to more relevant and reliable information in the Company’s financial statements. In addition, the change aligns the treatment of stock-based compensation with the treatment that would have been required under both accounting principles generally accepted in the United States ("US GAAP") and International Financial Reporting Standards (“IFRS”).

The effect of the change was to reduce the stock-based compensation expense for the year ended June, 2011 by $11,522. The change did not affect prior reporting periods.

2)	CICA handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements and section 1602, Non-controlling interests

The abovementioned sections were released in January 2009 and adopted by the Company during the year ended June 30, 2011. The adoption of the new standards results in a number of changes to the treatment of acquisitions, notably the measurement of non-controlling interests at fair value by the parent group, the requirement to expense acquisition costs, and the accounting for contingent consideration as a financial liability, measured at fair value. The adoption of the new standard did not affect the Company’s financial statements for the year ended June 30, 2011.

3)	CICA handbook section 3855, Financial Instruments

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

In June 2009, the CICA amended Section 3855, Financial Instruments - Recognition and Measurement, to clarify the application of the effective interest method after a debt instrument has been impaired. This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment was adopted during the year ended June 30, 2011, but did not affect the Company’s financial statements.

4)	EIC 175, Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; requires, in situations where a vendor does not have vendor-specific objective evidence or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; eliminates the use of the residual method and requires an entity to allocate revenue using the relative selling price method; and requires expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The adoption of EIC 175 has not affected the Company’s financial statements.

International Financial Reporting Standards

The Company will be adopting IFRS for financial years beginning on or after January 1, 2011, with its first annual report under IFRS for the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases. The date of transition to IFRS is the beginning of the first year of comparative information that will be presented in the Company’s first set of IFRS financial statements, and the date at which the opening balance sheet will be prepared, namely June 30, 2010.

1)	Progress update

Management has made significant progress with its IFRS implementation plan, and has completed the analysis of significant differences between IFRS and Canadian GAAP. Accounting policies have been selected, and have been approved by the Company’s audit committee. The opening balance sheet has been prepared, and we have quantified the effects of the conversion on each of the quarters of the 2011 financial year.

We are continuing to monitor and evaluate changes in IFRS standards, and changes in standards or other circumstances can still affect the numbers ultimately reported under IFRS.

2)	Differences identified

Resource property interests:

The most significant difference between the current Canadian GAAP accounting policies and the IFRS accounting policies relates to the criteria for the recognition and measurement of resource property interests. The Company reviewed the guidance available in IFRS and selected a policy whereby costs relating to the acquisition of resource properties are capitalized, but costs relating to the exploration for and evaluation of geothermal resources are recognised in profit or loss when incurred if costs relate to expenditure on activities undertaken

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

with the prospect of surveying geothermal areas where exploitation probability is uncertain. Development costs relating to geothermal properties are capitalized under the policy. Under the IFRS policy selected, a significant part of the carrying amount of resource property interests including amounts that have been transferred to wellfield, would not have met the criteria for capitalization.

Asset retirement obligations:

Accounting for the asset retirement obligation, which has resulted in an increase in the liability recognized and the corresponding amount included in property, plant and equipment, primarily as a result of the use of different discount rates.

Foreign currency translation reserve:

The foreign currency translation reserve has been reset to zero as at date of conversion, as allowed by IFRS 1, First-time Adoption of International Financial Reporting Standards.

Joint venture accounting:

The recognition of deferred gains relating to contributions from other joint venture partners is not allowed under IFRS. The Company however expects to continue to use proportionate consolidation to account for joint ventures until the 2014 financial year, at which point IFRS 11, Joint Arrangements becomes effective for the Company.

Property, plant and equipment and depreciation:

Changes to the amounts transferred to property, plant and equipment from resource property interests, as well as changes to the asset retirement obligation have resulted in adjustments to property, plant and equipment and depreciation. In addition, IFRS require that useful lives and residual values be re-assessed on an annual, rather than a periodic basis.

3)	Exemptions

IFRS 1 includes a number of optional exemptions and mandatory exceptions from full retrospective application of IFRS. The Company has identified the following as the most significant exemptions that are expected to apply to the Company upon adoption:

  Cumulative translation differences: The Company has elected to transfer all cumulative translation adjustments to deficit upon conversion to IFRS; and

  Decommissioning liabilities included in the cost of property, plant and equipment: Changes in the amount of the asset retirement obligation prior to the date of transition to IFRS are subject to a simplified treatment described in IFRS 1.

4)	Quantified effects on financial statements

The following tables summarize the expected effects of the transition to IFRS on the Consolidated Balance Sheet as at the date of transition to IFRS and the Consolidated Income Statement for the year ended June 30, 2011.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

	As currently	Reconciling items				IFRS
Balance Sheet	reported					(Unaudited)
As at July 1, 2010	under GAAP
		Recognition of	Asset	Adjustments to	Other
		resource	retirement	depreciation
		property	obligation	and
		interests		amortization
Assets
Current assets	$11,132,742	$-	$-	$-	$-	$11,132,742
Non-current
assets	176,141,039	(48,400,979)	1,701,586	1,699,301	(330,468)	130,810,479
	$187,273,781	$(48,400,979)	$1,701,586	$1,699,301	$(330,468)	$141,943,221
Liabilities
Current liabilities	$156,951,454	$-	$-	$-	$(23,319)	$156,928,135
Non-current liabilities	4,532,691	-	2,585,950	-	-	7,118,641
	161,484,145					164,046,776
Equity	25,789,636	(48,400,979)	(884,364)	1,699,301	(307,149)	(22,103,555)
	$187,273,781	$(48,400,979)	$1,701,586	$1,699,301	$(330,468)	$141,943,221

	As currently	Reconciling items				IFRS (Unaudited)
Income Statement	reported
For the year	under GAAP
ended June 30,
2011
		Recognition of	Joint venture	Adjustments to	Re-allocations
		resource	accounting	depreciation	& other
		property		and
		interests		amortization
Revenue	$24,856,817	$-	$-	$-	$-	$24,856,817
Direct costs of energy production	(12,263,912)	-	-	1,974,380	-	(10,289,532)
Gross profit	12,592,905	-	-	1,974380	-	14,567,285

Resource property expenses	(148,315)	(2,928,691)	2,510,980	-	82,503	(483,523)
General and administrative expenses	(5,526,826)	-	-	(14,678)	2,848,119	(2,693,385)
Operating profit	6,917,764	(2,928,691)	2,510,980	1,959,702	2,930,622	11,390,377
Other income (expenses)	(15,524,740)	-	-	(453)	(2,989,244)	(18,514,437)
Net loss	$(8,606,976)	$(2,928,691)	$2,510,980	$1,959,249	$(58,622)	$(7,124,060)

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, long-term payables, long-term liabilities, lease obligations and the cash settled option. Long-term liabilities, lease obligations and long-term payables are carried at amortized cost. The EIG loan is carried at the contractual amount owing. The fair value of the remaining instruments approximates their carrying value.

The Cash Settled Option was revalued during the year to reflect lower power production at Blue Mountain. The reduction in the estimated amount owed to EIG resulted in a non cash gain of approximately $2.7 million. Long-term liabilities are initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method. Under normal circumstances, the Company would have updated its estimate of the future cash flows associated with the EIG loan to reflect the lower power production forecast, resulting in a gain or loss on change of estimate being recognized in the income statement. As at the end of June 2011, the Company has however determined that it is not possible to make a reliable estimate of the cash flows associated with the loan. Accordingly the Company has continued to use the forecast that was in place when the last reasonable estimate possible. The Company will continue to record interest based on this estimate until the uncertainty is resolved, at which time the adjustment to the financial statements could be material.

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the NVE letter of credit and funding reserve accounts for the John Hancock loan, the Company holds a large investment in certificates of deposit at Bank of the West, an A+ / A-1 (S&P) rated western US bank and a money market fund at Wilmington Trust Co, an A/A-1 (S&P) rated US bank.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares without par value, 25,000,000 first preferred shares without par value, and 25,000,000 second preferred shares without par value. Refer to Note 19 of the financial statements for the year ended June 30, 2011 for more information. During September 2010 the Company closed a non-brokered private placement for 20,700,000 units consisting of one common share and one share purchase warrant at a price of CAD 0.50 per unit to raise gross proceeds of CAD 10,350,000. Each unit consists of one common share and one transferable three year share purchase warrant, entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70. As of the date of this report, the Company had

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

122,410,573 common shares, 8,407,500 stock options and 26,175,000 warrants outstanding with various exercise prices, terms and exercise dates.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 157,993,073 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Mr. Paul Mitchell to provide Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

At June 30, 2011 the Company had $9.5 million in cash and equivalents on hand, and working capital of $9.8 million. During the quarter, approximately $1.7 million was repaid on the John Hancock loan and approximately $3 million of the June 30, 2011 cash balance was held for payment of interest on the EIG loan shortly after year-end. The Company’s projects at Blue Mountain and Crump should not require significant further parent funding, and approximately $5.7 million cash in the remainder of the Group is available to fund corporate costs of approximately $1.4 million per quarter and discretionary development plans. Following the recent IAE transaction the Company plans to fund a project at New Truckhaven and is accordingly discussing funding with investment banking representatives.

As indicated earlier the Company feels it is unlikely that its subsidiary, NGP Blue Mountain Holdco LLC, will comply with the EIG loan DSCR on December 31, 2011. At March 31, 2011, a revised, downward forecast of the Blue Mountain power production suggested the Company may be unable to service the EIG loan for the full loan term and, since this forecast remains most reasonable at June 30, 2011 it is not possible to make a reliable estimate of the cash flows associated with the loan.

The Company has engaged Marathon Capital to assist with a tax assisted financing for Blue Mountain and the Company received approximately $7.9 million ARRA cash grant during July. In addition, from approximately $2.5 million remaining in an $8.4 million reserve set aside from the John Hancock loan proceeds for development drilling, the Company anticipates funding planned injection well connections and further stimulation and testing at Blue Mountain that is expected to improve power production to the current “most reasonable” forecast – 35 MW declining 2.5% per year. The Company’s subsidiary NGP Blue Mountain Holdco LLC (“Holdco”), which holds a 100% interest in NGP I, is permitted to defer 6% of the 14% interest owed to EIG and a tax assisted financing, if available, combined with the ARRA cash grant in hand are expected to permit further repayment of the EIG loan. Nevertheless the Company believes it is unlikely it can comply with the EIG DSCR at December 31, 2011 and, after forecast repayment, the “most reasonable” current power production forecast does not support servicing the EIG loan for its full term. Accordingly, the Company has begun discussions with EIG regarding potential changes to the loan terms. At June 30, 2011, and currently, the outcome of these discussions and the EIG loan repayment schedule is subject to considerable uncertainty.

On September 3, 2010, NGP I closed a $98.5 million 20 year loan with John Hancock, 80% guaranteed by the DOE under the FIPP. The John Hancock loan interest rate is fixed at 4.14% per annum and, as mentioned, $8.4 million was set aside to fund drilling additional wells at Blue Mountain. The Company drilled two wells and is working with John Hancock and DOE to gain approval for spending a portion of the remaining funds (approximately $2.5 million) on a partly completed stimulation and testing program. Approximately $1.2 million had been spent on the stimulation and testing program at year end. In addition to supporting power production at the “most

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

reasonable” forecast the stimulation and testing program is expected to ensure compliance with a covenanted 1.45 DSCR. In the event a 1.45 DSCR cannot be forecast for the full loan term, the Company has committed to fund an additional drilling reserve account or pay down the John Hancock/DOE loan. Accordingly, if third party reservoir modelling currently underway does not support the covenanted 1.45 DSCR ratio, funds that would otherwise be available to EIG will be trapped to fund this 1.45 DSCR commitment to John Hancock, meaning the EIG loan balance will grow more quickly and the EIG repayment schedule will become subject to more uncertainty.

The Blue Mountain PPA with NVE permits a 3% annual decline in power production from the 2011 35MW commitment. In the event third party modelling suggests a faster decline there may be some doubt the Company will be able to fulfil its PPA requirements, and if NVE will not agree to amend the terms of the PPA then the Company faces a potential liability for NVE power purchase costs and potential additional costs to replace Portfolio Energy Credits (“PCs” are a form of renewable energy credit). These potential liabilities may complicate discussions with John Hancock and DOE regarding the Company’s ability to meet the 1.45 DSCR over their full loan term, further increasing EIG repayment uncertainty.

The Company does not plan to fund significant further expenditures at Blue Mountain; rather we plan to employ funds remaining in the John Hancock drilling reserve (approximately $2.5 million), if approved, and discuss potential adjustments to loan terms with EIG. Corporate commitments, excluding Blue Mountain expenses, are approximately $1.4 million per quarter for ongoing expenses plus non discretionary leasehold payments. Discretionary expenditures will primarily focus on the New Truckhaven project since the Company’s project at Crump, subject to a successful development program, will be primarily funded by Ormat under the joint venture agreement. The Company plans to develop the New Truckhaven property as quickly as possible, depending upon available funds.

The EIG loan matures November 30, 2023 and the balance outstanding at June 30, 2011 was approximately $91.3 million. The Company will not receive cash, beyond payment for services provided, from the Blue Mountain project, until NGP I meets the contracted coverage ratio and the EIG loan balance meets a scheduled target balance ($64.8 million at June 30, 2011). The Company has received an initial $100,000 payment from Ormat for its 50% interest in the Crump joint venture and anticipates $200,000 during November 2011, $500,000 during November 2012 and the remaining $1.7 million, subject to successful exploration, during November 2013 or on the Commercial Operation Date, whichever is earlier. Therefore, the Company is dependent upon its available cash (approximately $5.7 million) and its ability to raise additional funds to support ongoing operations, maintain minimum property commitments and to develop New Truckhaven.

Due to the uncertainty regarding the outcome of the discussions with EIG regarding potential changes to the loan terms, the ongoing testing and stimulation program at Blue Mountain and the Company’s ability to pay the EIG loan down with the proceeds of a tax assisted financing and the recently received ARRA grant it is not possible to reliably forecast future cash flow. It is likely that the effect on the financial statements will be material when the uncertainty is resolved and if the outcome of the discussions with EIG does not result in loan terms with which the Company can comply, EIG may be in a position, shortly, to assert default and exercise its security rights in the NGP Blue Mountain Holdco LLC equity.

Contractual	Payments due by period
obligations	Total	Less than 1	1 – 3 years	4 – 5 years	After 5 years
		year
Long-term debt *	123,078,402	10,057,969	19,341,147	18,557,152	75,122,134
Long-term payables	572,787	276,980	295,807	-	-
Capital lease obligations	36,531	9,530	19,060	7,941	-
Operating leases	1,076,523	234,555	481,816	360,152	-
Resource property leases	7,182,115	694,424	1,199,983	1,142,968	4,144,740
Work commitments	1,369,510	283,182	557,743	320,480	208,105
Purchase obligations	1,305,248	1,305,248	-	-	-
Total contractual obligations *	134,621,116	12,861,888	21,895,556	20,388,693	79,474,979

* Excludes the EIG loan

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include funding, personnel, consultants, and equipment.

In the short term, management believes the primary risks to the Company relate to changing the terms of the EIG loan, an anticipated DSCR covenant breach at December 31, 2011, the outlook for Blue Mountain power production and partially repaying EIG with the proceeds of the recently received $7.9 million portion of its ARRA grant and additional tax assisted funds. These risks affect the ability to manage compliance with EIG loan terms. The Blue Mountain project is dependent upon changes to EIG loan terms, as well as successfully stimulating and testing injection wells to support currently forecast power production and paying down the EIG loan with funds from a financing to monetize tax benefits and the recently received ARRA cash grant. In addition, the Company is dependent upon raising equity for developing its project pipeline.

If the EIG loan terms remain unchanged, at the currently forecast “most reasonable” power production, the Company is not able to service the EIG loan for its full term. To achieve the currently forecast power production, and to meet the terms of its PPA with NVE, the Company must be successful with its current stimulation program and/or follow-up stimulation/drilling. In the short term, if power production is not forecast to increase to the PPA minimum, there is a possibility of future penalties under the PPA with NVE for the cost of electricity and renewable energy credits. If incurred, penalties would result in less cash available for lenders and the potential for penalties may result in a requirement by John Hancock/DOE to fund additional resource work and/or repay their loan to meet the contracted 1.45 DSCR forecast - resulting in higher EIG loan balances and even more uncertain EIG repayment. The Company currently anticipates breaching the EIG DSCR at December 31, 2011. In the event of a default, EIG may elect to call the loan and execute upon its security, which may result in loss of the Blue Mountain equity and the Blue Mountain Faulkner 1 plant, a material adverse event.

Under a letter agreement between the Company and Ormat relating to the joint venture for the development of the Crump project Ormat will finance 100% of the initial development activities on the project. After the initial development expenses are complete, the parties will each be responsible for

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

financing their 50% share of costs, although the Company can borrow under a bridge financing facility from Ormat for all or part of the Company's share of costs up to $15 million. Ormat has the right to withdraw from the project if drilling is unsuccessful. In this event, Ormat’s 50% interest in the project reverts to the Company, and the unpaid portion of the $2.5 million payment to the Company is no longer due. There will however not be any reimbursement to Ormat in respect of their expenditures on the project. If drilling costs exceed $45 million and/or construction funding is unavailable when needed, the Company’s 50% interest at its Crump Geyser project is diluted, although the Company’s interest in the project is protected by a 20% floor and the right to repurchase its interest (to a maximum of 50%) from proceeds of permanent project financing until Commercial Operation begins.

In August 2009, the Company began supplying power to NVE under a 2006 PPA. By October it was supplying approximately 20 MW (net) and during November 2009 the Company declared Commercial Operation, committing to an average supply amount of 36.1 MW. By March 31, 2010 the Company had increased power output to approximately this level. However, from January 16, 2010 to March 5, 2010 the Company was unable to produce power at the contracted supply amount, and declared Force Majeure, as a result of incorrect electrical cable installation. Under the PPA, the Company may be liable for the replacement cost of energy and PCs if energy delivered falls below a contracted minimum, which at the time was 92.5% of the supply amount for the year ended December 31, 2010. NVE has challenged the Company’s Force Majeure claim and is documenting a claim having deducted $76,698 from an invoice payment. The PPA permits the invoice offset only if there is a liability. The PC replacement cost is included in the financial statements, but the Company is challenging NVE’s claim and NVE is under obligation to provide documentation and support. The Company believes its Force Majeure claim has merit.

The Blue Mountain PPA provided that the Company could nominate higher power production until November 20, 2010 but, since the Company had not demonstrated sustainable power production above the PPA minimum, lenders did not and will not permit higher nomination under the PPA than the PPA minimum until third party consultants support higher sustainable production. If third party advisors become comfortable, following future drilling, stimulation and testing, waivers and/or PUC approval may also be necessary before power production and delivery can be increased. In the meantime, the Company has nominated 35 MW, the PPA minimum power supply for 2011, and anticipates nominating 3% reduction annually until higher power production can be supported, consistent with the PPA minimum and the John Hancock Note Purchase Agreement.

The Company anticipates current stimulation and testing will be successful enough to maintain the PPA minimum power supply. However, there is no certainty the Company will continue to meet this requirement. GeothermEx, the third party resource consultant, is currently updating its reservoir model. In the event that the Company is unable to fulfill the requirements of the PPA, and if NVE or its PUC will not agree to amend the terms of the PPA, then the Company could be liable for additional NVE power purchase costs and additional costs to replace PCs. Also, there is some risk that NVE would elect to terminate the PPA.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favourable tax incentives with respect to production tax credits, grants, loan guarantees and investment tax credits, changes in technology, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations. While the Company has sufficient funds for near term expenditures, in the future the Company may not be able to raise or generate sufficient funds to pay general and administrative expenses and fund project development. While it has been successful to date, there is no assurance that the Company will be successful in the future.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

As a result of cash collateralizing the NVE letters of credit and funding loan reserve accounts the Company holds large investments with Bank of the West, an A+/A-1 (S&P) rated Western US bank (approximately $4.2 million), and Wilmington Trust Co, a A/A-1 (S&P) rated US bank (approximately $12.1 million). The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any material impediment to its interest in these properties.

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date - and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

A control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of June 30, 2011, the Company maintained effective internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that, as of June 30, 2011, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the audited financial statements for the year ended June 30, 2011, the 2010 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2011	Form 51-102F1

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.